happy commuting
hereyougo

Prepared for Wefunder

SHARING ECONOMY FOR SELF-DRIVING CARS

«Such a system could go a long way to address trust issues that are currently one of the biggest question marks about AV deployment»

MICHAEL COATES
Author (Innovation&Tech article about HereYouGo business model)

«HereYouGo could become one of the most transformative private investing opportunities ever.»

Josh Enomoto
InvestorPlace Contributor (7 Equity Crowdfunding Offerings You Should Invest In ASAP)

Problem & Solution

Today

We are now in the formative stages of a powerful confluence of cultural, technological, and societal forces.
New vehicle technologies like electric powertrains and autonomous driving systems are entering the market and rapidly dropping in cost. When analyzed holistically, this confluence creates the possibility for **a new mobility system** to emerge in the next few years that is superior to our existing system in almost every way.

Having transportation is necessary, but owning a vehicle is not (% agree)*



28 %	34 %	45 %	55 %
Boomers Born: 1955-1965.	Generation X Born: 1966-1976.	Millennials Born: 1977-1994	Generation Z Born: 1995-2012

*   Source: Article "The Era of Car Ownership Is Over. And These 4 Charts Prove It"

Problem

Private car ownership is ridiculously wasteful.
The rise of ride-hailing and car-booking services, coupled with a rampant rise in the broader gig and sharing economy, has enabled a plethora of transportation services which have made personal car ownership less and less important and necessary. You don't need a car to get from point A to point B anymore. Indeed, in many urban areas, getting from point A to point B is actually quicker and cheaper with a ride-hailing service, after you factor in parking costs and time.

Solution

Our sharing model for connected and self-driving cars will make it more affordable and easier to buy and use connected vehicles through sharing economy principles. This model perfectly fits for self-driving cars. Moreover, the fractional ownership model that we will build on the next stage, will bring profit for car co-owners and will help us attract more capital to buy and use cars.

Our advantage

We are a small motivated team with expertise in the mobility area, exit experience, and with access to one of the greatest VC ecosystem in Silicon Valley, but what even more important that we are concentrating on customer experience, **we focus on to transform joyless transportation into happy commuting.**

hereyougo
Self-driving for everyone

Vision & Future Prospects

We want every person to enjoy freedom of mobility and use time on the road as he or she wants. We are working in HereYouGo to create and make accessible for everyone a new kind of public transport - self-driving cars to transform joyless transportation into happy commuting.

Our next steps:

#1



#2



#3



#4



#5

Deployment of use case with Draper University

Pilot launch of 2 vehicles, followed by expansion to Stanford.

Scaling with the property owners model

Scaling to 10 universities and more than 50 coworking spaces in the San Francisco Bay Area

Development of the platform for car owners

Campaign by inviting car owners to earn money on our platform

Fractional ownership Implementation

Implementation of a fractional fleet ownership model leading to even greater economic efficiency

Self-driving cars onboarding

Achieve maximum margins by reducing the cost of one mile through technology

Future Prospects

Self-driving for everyone

hereyougo

The Team & Network



Steven Callander
Stanford GSB Professor

Steve is political economist working at the intersection of business, government, and society.



Drue Freeman
Executive, Consultant, Advisor & Investor, Experienced Global Automotive Semiconductor Executive

Sand Hill Angels



Carlos Uranga
DeepRacing
Founder - community of self-driving professionals

Carlos is self-driving and blockchain technology expert*



Tim Draper
Headmaster of Draper University

Tim helped us with strategy creation and he always motivates us. .

STRATEGY ADVISING

OUR INVESTOR

HAPPYNESS



Mario Herger
Technology trend researcher

Mario wrote a book Last Driver Licence Holder, he is well known in Silicon Valley.

TRENDS RESEARCH

AV TECHNOLOGIES



Dan Boneh
Professor of Computer Science, Stanford University, Co-director of the Stanford Center for Blockchain Research

Lecturer of the Blockchain course at Stanford*

TECHNOLOGIES

NEW TALENTS SEARCH

Team common projects:

1. **TAKEBUS**
   Team involved: Konstantin & Alex

   Sold to the biggest transport conglomerate in East Europe. Investor (IIDF) organised meeting of TakeBus with president of Russia Vladimir Putin.

2. **AIESEC**
   Team involved: Konstantin & Anastasia

   Organised biggest conference for AIESEC in the world with budget over $ 1 million + 1 year internship of Konstantin in Taiwan

Other team:
1 mobile app developer
1 back end developer



Konstantin Maslennikov
Founder & CEO

#General Management

  

A graduate of South Ural State University, Draper University and Stanford ExecEd program., Serial entrepreneur founded companies TakeBus and Projector Group. Engineering degree in Telecommunication.



Alex Winter
CTO

#technology & R&D

 

A graduate of South Ural State University, and has intense experience of technical team management over 20 people with TakeBus and Microsoft. Engineering degree in Computer Science.



Anastasia Bawari
Founder & PR director

#Operations: finance, HR

  

A graduate of South Ural State University and who has worked in AIESEC , Alcatel-Lucent, Electrolux and Hult business school. Engineering degree in computer science.



Sergey Malyarov
CMO

#Sales $ Marketing



Founded Moscow Marketing and Design Agency, and who has a great experience in hardware and software design and product management.

hereyougo
Self-driving for everyone

* Networking relationship

The Product

Sharing model for connected and self-driving cars.

With the app you can choose and book a vehicle near your home by the minute, hour, or day!

Users — Residents of one or two nearby apartment building

Sharing rules

1. Download the HereYouGo app from the App Store or Google Play Store.
2. Sign Up: Enter your email address and a password.
3. Register: Upload your driver's license and credit/debit card.
4. Add Location: Select your location from the drop down menu.
5. Book a vehicle by the minute, hour or day.

The maim advantage — is a freedom to use a car without problems of ownership



9:41

Book your car in two clicks

Tesla Model 3
2019 year
$150 per day

Start	03 september 2020	10:00
End	04 september 2020	12:00
Parking	55E. 3rd Ave. San Mateo 94401	

Book for $150



The Potential Market

Our market calculation:

We launch at Draper University and Hero City co-working space. There are around 5300 colleges in the US and around 5000 co-working spaces. If we place one car at each place it will fleet of around 10,000 cars. We can make around $2400/month on one car by Turo estimate. So our revenue in the US per year will be around 2,400*12*10,000=$288M. It is obvious that some universities like Stanford need more than one car to serve transportation needs and we plan to extend our service to other properties owners as residential buildings.

Another way to calculate the market might be the dividing existent car rental market into the segments. The estimate for that market is $36Bln. and the estimate for the number of companies is 22,280. Let's 80% of the market will be held by the biggest 10 companies. And the rest $7.2Bln should be divided into 22,270 companies. That how we will get an estimate of $300,000/ year for 1 small company. That is where we want to start, but we don't want to fight with those small companies, we will build a new market.

We will have a great competitive advantage as a company which uses advanced technological cars by saving money with parking, washing, charging, etc. and by attracting more customers looking for cars which are more fun to drive.


$36B
US (we can expand worldwide)
$3B
California
$300M
We can achieve
TAM
Total Available Market is the total market demand for a product or service.
SAM
Serviceable Available Market is the segment of the TAM targeted by your products and services which is within your geographical reach.
SOM
Serviceable Obtainable Market is the portion of SAM that you can capture.

Competition

With the potential to compete economically with personal vehicles in the multitrillion-dollar mobility market, many of the world's most powerful companies are working toward fully autonomous vehicles for consumer mobility service use, several by 2020: Google, Uber, GM, Tesla.*

* We had a meeting with one of the biggest car manufacturers in US, the problem they face with autonomous cars deployment is part of our business model

hereyougo Self-driving for everyone

Funding History & Use of Proceeds





Crowdfunding

$ 17,352
Crowdfunding

We got support from 34 backers! On the INDIEGOGO platform, since at the moment there is no legal structure for buying and owning a car, they postponed our campaign. We realised several functions in our own product.

Self funded

$50,000
Self funded + friends

Use of Proceeds:
- IT, Marketing, Research.
- Development of a legal structure for fractional car ownership
- Software development to test the main business processes of registration, purchase and earning for car owners

Pre-seed round

$100,000
DU Ventures

Our investor is Draper University Ventures (DUV).
At the time of the investment, the company was estimated at $ 1,000,000.
Use of Proceeds:
- Software development
- Marketing, promotion and search for investors
- Youtube channel launch
- Visas for founders
- Website development

Seed round

$473,000
In search

Goals for this round:
- Growing company revenue
- Reaching a break-even point in 2 years
- Extend fleet of L3 autonomous cars up to 10.

Use of Proceeds:
- Software development
- PR, community building.
- Talent search.

Today key results:
- We organized pilot project with Draper University
- We started our cooperation with Stanford University to scale our project there

Cash On Hand

$20.000

4 month – low speed burn rate

2 month – medium speed

1 month – high speed - fast hiring

Our ideal investor is:

1. passionate about sharing economy and transportation
2. will support us in growing our company to a $1 billion business
3. has synergistic businesses in the portfolio
4. will help us to network with other investors and partners

hereyougo
Self-driving for everyone



Congrats to @maslennikof, a seasoned entrepreneur with a passion for transportation.
Today we invested in his startup @HereYouGo. Every time we meet he comes in with a huge smile and full of gusto and enthusiasm!»

Juan Acosta
COO at @draper_u
and investor at Draper U Ventures

Contacts:

konstantin@hereyougo.io

hereyougo

happy commuting

Press about us



HOW WILL AUTONOMOUS VEHICLES SHAPE THE FUTURE OF WORK?

startup grind
HULT INTERNATIONAL BUSINESS SCHOOL
IN PARTNERSHIP WITH Google for Startups

EMERGING TECHNOLOGY

HereYouGo



CONNECTED CAR

What Blockchain Offers Autonomous Vehicles:
Security, Safety, A Whole New Approach to Ownership
By Michael Coates

There's no shortage of feats that blockchain is supposed to accomplish. Let's add one more to the list – autonomous vehicles (AVs) – and dig a little deeper into how this arranged marriage might work.

First, we need to agree on the definition of blockchain. Blockchain built its reputation around monetary transactions because it allows people to set up their own secure financial system. Taking it a little broader than conventional wisdom, blockchain is described by Bebo White, a professor in the Department of Computer Science at the University of Hong Kong, as a "secure way of facilitating data transfer." Some have described it as a secure electronic ledger.

drivers would no longer be needed. Those vehicles aren't here yet, but all indications show that they could be on the market by 2020, so it's not too early to start planning.

HereYouGo's software will be a mobile application with three different roles – passenger, owner, and car administrator. The role of administrator is a new job created that could offer a work transition for former drivers. That person will oversee the car systems management, paying for fuel, car washes, and other services. The app will allow for fractional ownership of a vehicle, setting up online consensus decision-making...

system," but capable of being programed to not only set an AV ride, but could even tell the cars when they need to go in for service. Since this would be a non-centralized database at its core, any entity using it would not be relying on any server in someone else's building. Of course, on top of this, White said the private structure offered by this kind of blockchain process adds a further layer of security and would keep transactions away from hackers, an ongoing concern as AVs add more connected software. Such a system could go a long way to address trust issues...

TIM DAWKINS
Lead, Automotive & Autonomous Mobility

KONSTANTIN MASLENNIKOV
CEO & Founder

WORLD ECONOMIC FORUM

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hereyougo

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